UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                                 POKERTEK, INC.
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   730864105
                                 (CUSIP NUMBER)

                            Bruce J. Yahl, Secretary
                     Aristocrat International Pty. Limited
                              71 Longueville Road
                         Lane Cove, NSW 2066 Australia
                                61-2-9413-6300
                         -----------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 8, 2006
                               ------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [730864105]

1.    Names of Reporting Persons.      Aristocrat International Pty.Limited
      I.R.S. Identification Nos. of above persons (entities only)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
       (b)  [X]
-------------------------------------------------------------------------------
3.    SEC Use Only
-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [  ]
-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                           Australia
-------------------------------------------------------------------------------


                                     7. Sole Voting Power             0
                                       -----------------------------------------
 Number of                           8. Shared Voting Power           1,396,800
                                       -----------------------------------------
 Shares Bene-                        9. Sole Dispositive Power        0
                                       -----------------------------------------
 ficially Owned                     10.  Shared Dispositive Power     1,396,800
                                       -----------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,396,800
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      [X]


       As described in Items 4 and 5 below, Aristocrat International Pty. Limited may be deemed to be part of a group with each or all of the Selling Shareholders (as defined below). Aristocrat International Pty. Limited does not affirm to be part of a group with the Selling Shareholders and expressly disclaims beneficial ownership of the securities beneficially owned by the Selling Shareholders. Accordingly, the number of shares reported in Row 11 exclude shares held by the Selling Shareholders.
-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)               14.7%(1)
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
      OO
-------------------------------------------------------------------------------

(1)  Based on 9,472,020 shares of Common Stock outstanding.

CUSIP No. [730864105]

1.    Names of Reporting Persons.                   Aristocrat Leisure Limited
      I.R.S. Identification Nos. of above persons (entities only)


2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)  [X]
-------------------------------------------------------------------------------
3.    SEC Use Only
-------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [  ]
-------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                           Australia
-------------------------------------------------------------------------------
                                     7. Sole Voting Power            0
                                       ----------------------------------------
 Number of                           8. Shared Voting Power          1,396,800
                                       ----------------------------------------
 Shares Bene-                        9. Sole Dispositive Power       0
                                       ----------------------------------------
 ficially Owned                     10.  Shared Dispositive Power    1,396,800
                                       ----------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   1,396,800
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      [X]

       As described in Items 4 and 5 below, Aristocrat Leisure Limited may be deemed to be part of a group with each or all of the Selling Shareholders (as defined below). Aristocrat Leisure Limited does not affirm to be part of a group with the Selling Shareholders and expressly disclaims beneficial ownership of the securities beneficially owned by the Selling Shareholders. Accordingly, the number of shares reported in Row 11 exclude shares held by the Selling Shareholders.
-------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)               14.7%(1)
-------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      OO
-------------------------------------------------------------------------------
(1)   Based on 9,472,020 shares of Common Stock outstanding.

AMENDMENT NO. 2 TO SCHEDULE 13D

      This Amendment No. 2, dated September 25, 2006, to Schedule 13D is filed on behalf of Aristocrat International Pty. Limited ("Aristocrat") and Aristocrat Leisure Limited (the "Parent" and collectively with Aristocrat, the "Reporting Persons"), and amends that certain Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on January 30, 2006 (the "Schedule 13D"), as amended by Amendment No. 1 dated March 1, 2006 to the Schedule 13D, relating to the common stock ("Common Stock"), no par value of PokerTek, Inc. (the "Issuer" or "PokerTek"), a North Carolina corporation.

      Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As more fully described in Item 4 hereof, Aristocrat entered into a securities purchase agreement dated January 21, 2006 with WPT (as defined below) pursuant to which Aristocrat received the right to acquire an aggregate of 630,000 shares of Common Stock from WPT at a per share price $9.03, which is an aggregate price of approximately $5,686,650. The closing of the foregoing transaction occurred on February 28, 2006. On February 28, 2006, Aristocrat also entered into three separate securities purchase agreements with each of GHW, ALL, and CV (each defined below) pursuant to which Aristocrat acquired 105,600 shares of Common Stock from each of GHW, ALL and CV at a per share price of $9.09. Accordingly, a total of 316,800 shares were purchased from these three shareholders at an aggregate price of approximately $2,878,572. The funds for the purchases of the securities were obtained from the general working capital of Aristocrat.

      On September 8, 2006, Aristocrat entered into a securities purchase agreement with WPT pursuant to which Aristocrat received the right to acquire an aggregate of 450,000 shares of Common Stock from WPT at a per share price $10.11, which is an aggregate price of approximately $4,549,801. The closing of the foregoing transaction occurred on September 19, 2006. The funds for the purchase of the securities were obtained from an affiliate of Parent.

ITEM 4.   PURPOSE OF TRANSACTION

      Aristocrat determined that it would be beneficial to purchase an equity interest in PokerTek concurrently with the execution of a distribution agreement between the parties.

      On January 20, 2006, Aristocrat entered into a distributor and license agreement (the "Distribution Agreement") with the Issuer. The Distribution Agreement allows Aristocrat to distribute a license for PokerTek's PokerPro software and related intellectual property (the "Products"), along with all of the hardware to operate the Products (the "Hardware"), to customers in various regulated gaming jurisdictions. Aristocrat will provide maintenance and support for the Products and Hardware. PokerTek will provide second level support to Aristocrat for the Products. The license granted to Aristocrat is an exclusive license for the territory comprised of the entire world excluding North America and originally had a duration of six months; however, this term was extended to ten (10) years upon the closing of the WPT Securities Purchase Agreement (as defined below) and Aristocrat's acquisition of an additional 316,800 shares of PokerTek from GHW, ALL and CV (each defined below).

      On January 21, 2006, Aristocrat entered into a securities purchase agreement (the "WPT Securities Purchase Agreement") with WPT Enterprises, Inc. ( "WPT") to purchase an aggregate of 630,000 shares of Common Stock of the Issuer from WPT at a per share price $9.03, which is an aggregate price of approximately $5,686,650. On February 28, 2006, Aristocrat entered into three separate securities purchase agreements (collectively with the WPT Securities Purchase Agreement, the "Securities Purchase Agreements") with each of GHW Enterprises, LLC ("GHW"), Arthur Lee Lomax 2005 Grantor Retained Annuity Trust

("ALL"), and Crawford Ventures, LLC ("CV," and collectively with WPT, GHW, and ALL, the "Selling Shareholders") pursuant to which Aristocrat acquired 105,600 shares of Common Stock from each of GHW, ALL and CV at a per share price of $9.09, which is a total of 316,800 shares for an aggregate price of approximately $2,878,572. The closing of each of the Securities Purchase Agreements occurred on February 28, 2006 after certain closing conditions were met.

      On September 8, 2006, Aristocrat entered into a second securities purchase agreement with WPT to purchase an aggregate of 450,000 shares of Common Stock of the Issuer from WPT at a per share price of $10.11, which is an aggregate price of approximately $4,549,801. The closing of the securities purchase agreement occurred on September 19, 2006 after certain closing conditions were met.

      Aristocrat and the Parent may acquire additional shares of common stock of the Issuer and may seek to obtain representation on the Board of the Directors of the Issuer. Except as set forth in this Schedule, neither Aristocrat, the Parent nor the Officers and Directors have any present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D. Aristocrat, the Parent and the Officers and Directors may, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Aristocrat and the Parent may be found in rows 11 and 13 of the Cover Pages contained herein, which hereby are incorporated by reference. By virtue of the timing of the execution and closing of the Securities Purchase Agreements, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(1) thereunder, has been formed that includes Aristocrat, the Parent, and/or each or all of the Selling Shareholders. The Reporting Persons expressly disclaims beneficial ownership of shares beneficially owned by any of the Selling Shareholders and does not affirm that any such "group" exists.

(b) The power that Aristocrat and the Parent have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages contained herein, which hereby are incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3 and Item 4 contained herein, which is hereby incorporated by reference.

(d)   None.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Reference is made to the description of the Securities Purchase Agreements and Distribution Agreement contained in Item 4, which is incorporated by reference herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Securities Purchase Agreement, dated as of January 21, 2006, by and among Aristocrat International Pty. Limited and WPT Enterprises, Inc. (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13D filed with the Securities and Exchange

            Commission on January 30, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 2 Distribution Agreement between PokerTek, Inc. and Aristocrat International Pty. Limited and its Affiliates dated January 20, 2006 (incorporated by reference to Exhibit 10.1 of PokerTek, Inc.'s current report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2006).

Exhibit 3 Joint Filing Agreement, dated as of January 24, 2006 (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on January 30, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 4 Securities Purchase Agreement, dated as of February 28, 2006, by and among Aristocrat International Pty. Limited and GHW Enterprises, LLC (incorporated by reference to Exhibit 4 of the Reporting Persons'
            Schedule 13D/A Amendment No. 1 filed with the Securities and Exchange Commission on March 1, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 5 Securities Purchase Agreement, dated as of February 28, 2006, by and among Aristocrat International Pty. Limited and Arthur Lee Lomax 2005 Grantor Retained Annuity Trust (incorporated by reference to
            Exhibit 5 of the Reporting Persons' Schedule 13D/A Amendment No. 1 filed with the Securities and Exchange Commission on March 1, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 6 Securities Purchase Agreement, dated as of February 28, 2006, by and among Aristocrat International Pty. Limited and Crawford Ventures, LLC (incorporated by reference to Exhibit 6 of the Reporting Persons' Schedule 13D/A Amendment No. 1 filed with the Securities and Exchange Commission on March 1, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 7 Securities Purchase Agreement, dated as of September 8, 2006, by and among Aristocrat International Pty. Limited and WPT Enterprises, Inc.

                               S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  September 25, 2006

                                     ARISTOCRAT INTERNATIONAL PTY. LIMITED

                                     By:
                                           /s/ Bruce J. Yahl
                                           ------------------------------------
                                           BY:  Bruce J. Yahl
                                           TITLE:  Secretary


                                     ARISTOCRAT LEISURE LIMITED

                                     By:
                                           /s/ Bruce J. Yahl
                                           ------------------------------------
                                           BY:  Bruce J. Yahl
                                           TITLE:  Secretary

                                 EXHIBIT INDEX


Exhibit 1 Securities Purchase Agreement, dated as of January 21, 2006, by and among Aristocrat International Pty. Limited and WPT Enterprises, Inc. (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on January 30, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 2 Distribution Agreement between PokerTek, Inc. and Aristocrat International Pty. Limited and its Affiliates dated January 20, 2006 (incorporated by reference to Exhibit 10.1 of PokerTek, Inc.'s current report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2006).

Exhibit 3 Joint Filing Agreement, dated as of January 24, 2006 (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on January 30, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 4 Securities Purchase Agreement, dated as of February 28, 2006, by and among Aristocrat International Pty. Limited and GHW Enterprises, LLC (incorporated by reference to Exhibit 4 of the Reporting Persons'
            Schedule 13D/A Amendment No. 1 filed with the Securities and Exchange Commission on March 1, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 5 Securities Purchase Agreement, dated as of February 28, 2006, by and among Aristocrat International Pty. Limited and Arthur Lee Lomax 2005 Grantor Retained Annuity Trust (incorporated by reference to
            Exhibit 5 of the Reporting Persons' Schedule 13D/A Amendment No. 1 filed with the Securities and Exchange Commission on March 1, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 6 Securities Purchase Agreement, dated as of February 28, 2006, by and among Aristocrat International Pty. Limited and Crawford Ventures, LLC (incorporated by reference to Exhibit 6 of the Reporting Persons' Schedule 13D/A Amendment No. 1 filed with the Securities and Exchange Commission on March 1, 2006 relating to the common stock, no par value, of the Issuer).

Exhibit 7 Securities Purchase Agreement, dated as of September 8, 2006, by and among Aristocrat International Pty. Limited and WPT Enterprises, Inc.